Exhibit 99.4

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION B

STATISTICAL ANALYSIS

CONTENTS

Territorial Analysis of General Business Operations
Three Months to 31 March 2003	B 1

United Kingdom General Business Operations
Three Months to 31 March 2003	B 2

Europe, Middle East & Africa General Business Operations
Three Months to 31 March 2003	B 3

Americas General Business Operations
Three Months to 31 March 2003	B 4

Asia Pacific General Business Operations
Three Months to 31 March 2003	B 5

Territorial Analysis of Life Business Operations
Life & Pensions	B 6
Shareholders’ Interest in Long Term Business	B 6
Life Business Result	B 6

United Kingdom General Business Operations Breakdown
Three Months to 31 March 2003	B 7

Americas – USA General Business Operations Breakdown
Three Months to 31 March 2003	B 8

Americas – Canada General Business Operations Breakdown
Three Months to 31 March 2003	B 9

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Premiums Written
	2003	2002	2002	Currency
		Adjusted	Original	Inc/dec
	£m	£m	£m	%

United Kingdom	843	889	889	(5)
Europe, Middle East & Africa	500	556	497	(10)
Americas	705	691	768	2
Asia Pacific	246	189	186	30
Group Reinsurance	1	(1)	(1)	(189)

	2,295	2,324	2,339	(1)

Less: Quota share portfolio transfer	(350)	(308)	(316)

	1,945	2,016	2,023

	Underwriting Result					Operating Ratio
	2003			2002	2002	2003		2002
				Adjusted	Original
	Accident					Accident
	Years					Year
	Current	Prior	Total	Total	Total	Current	Total	Total
	£m	£m	£m	£m	£m	%	%	%

United Kingdom	(29)	19	(10)	(45)	(45)	102.7	100.3	104.5
Europe, Middle East & Africa	7	(4)	3	(39)	(34)	92.8	93.7	104.8
Americas	15	(26)	(11)	(28)	(30)	97.6	101.4	103.6
Asia Pacific	6	(1)	5	(4)	(4)	97.2	97.9	103.1
Group Reinsurance	(9)	–	(9)	(5)	(5)

	(10)	(12)	(22)	(121)	(118)	98.5	99.0	104.2

Equalisation provision			(10)	(4)	(4)
Reorganisation costs & goodwill (refer to A11 and A12)			(43)	(12)	(12)

			(75)	(137)	(134)

	General
	Business
	Result
	(based on LTIR)
	2003	2002
	£m	£m

United Kingdom	65	52
Europe, Middle East & Africa	39	10
Americas	55	54
Asia Pacific	24	16
Group Reinsurance	(14)	(12)

	169	120

Statistical Analysis	B1

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%

Personal	405	404	-	(30)	(43)	106.7	111.3
Commercial	438	485	(10)	20	(2)	94.4	98.8

	843	889	(5)	(10)	(45)	100.3	104.5

	General Business Result (based on LTIR)
	2003	2002
	£m	£m

Personal	(3)	(9)
Commercial	68	61

	65	52

Operating Ratio	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%

Claims ratio	71.9	76.6	69.0	75.8	70.4	76.2
Expense ratio	34.8	34.7	25.4	23.0	29.9	28.3

	106.7	111.3	94.4	98.8	100.3	104.5

Statistical Analysis	B2

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EUROPE, MIDDLE EAST & AFRICA GENERAL BUSINESS OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%

Personal
Scandinavia	162	136	121	19	(3)	(9)	(8)	99.5	106.3
Ireland	31	33	29	(5)	-	(7)	(6)	99.3	120.4
Italy	19	38	34	(49)	-	(4)	(3)	99.4	110.0
Other	3	55	49	(94)	-	(5)	(5)	107.5	105.5

	215	262	233	(18)	(3)	(25)	(22)	99.2	109.2

Commercial
Scandinavia	230	171	152	34	(3)	(15)	(14)	94.4	106.9
Ireland	31	32	29	(4)	2	(4)	(3)	92.2	115.3
Italy	9	7	6	29	3	4	3	86.6	90.5
Other	15	84	77	(82)	4	1	2	69.1	86.7

	285	294	264	(3)	6	(14)	(12)	88.9	99.7

Total
Scandinavia	392	307	273	27	(6)	(24)	(22)	96.3	106.0
Ireland	62	65	58	(4)	2	(11)	(9)	96.1	118.2
Italy	28	45	40	(37)	3	-	-	90.2	100.0
Other	18	139	126	(87)	4	(4)	(3)	75.9	94.7

	500	556	497	(10)	3	(39)	(34)	93.7	104.8

	General
	Business
	Result
	(based on LTIR)
	2003	2002
	£m	£m

Personal
Scandinavia	8	5
Rest of Europe	6	(3)

	14	2

Commercial
Scandinavia	10	(3)
Rest of Europe	15	11

	25	8

Total
Scandinavia	18	2
Rest of Europe	21	8

	39	10

Operating Ratio	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%

Claims ratio	79.4	85.6	74.2	79.9	76.8	83.1
Expense ratio	19.8	23.6	14.7	19.8	16.9	21.7

	99.2	109.2	88.9	99.7	93.7	104.8

Statistical Analysis	B3

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AMERICAS GENERAL BUSINESS OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%

Personal
USA	128	124	138	3	(2)	2	2	101.6	98.4
Canada	78	70	72	10	(5)	(9)	(10)	106.1	113.0
Latin America & Caribbean	21	20	27	2	-	-	1	98.1	100.4

	227	214	237	5	(7)	(7)	(7)	103.2	103.2

Commercial
USA	416	402	447	4	(5)	(16)	(18)	100.5	103.1
Canada	29	43	44	(31)	(3)	(7)	(7)	116.7	116.1
Latin America & Caribbean	33	32	40	4	4	2	2	90.3	97.6

	478	477	531	1	(4)	(21)	(23)	100.4	103.5

Total
USA	544	526	585	4	(7)	(14)	(16)	100.8	102.0
Canada	107	113	116	(6)	(8)	(16)	(17)	108.7	114.2
Latin America & Caribbean	54	52	67	3	4	2	3	93.2	98.7

	705	691	768	2	(11)	(28)	(30)	101.4	103.6

	General
	Business
	Result
	(based on LTIR)
	2003	2002
	£m	£m

Personal
USA	6	11
Canada	2	(3)
Latin America & Caribbean	1	3

	9	11

Commercial
USA	36	37
Canada	4	1
Latin America & Caribbean	6	5

	46	43

Total
USA	42	48
Canada	6	(2)
Latin America & Caribbean	7	8

	55	54

Operating Ratio	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%

Claims ratio	75.3	74.6	72.4	71.8	73.4	72.8
Expense ratio	27.9	28.6	28.0	31.7	28.0	30.8

	103.2	103.2	100.4	103.5	101.4	103.6

Statistical Analysis	B4

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ASIA PACIFIC GENERAL BUSINESS OPERATIONS

THREE MONTHS TO 31 MARCH

	Net Premiums Written				Underwriting Result			Operating Ratio
	2003	2002	2002	Currency	2003	2002	2002	2003	2002
		Adjusted	Original	Inc/dec		Adjusted	Original
	£m	£m	£m	%	£m	£m	£m	%	%

Personal
Australia	131	101	100	29	2	1	1	97.4	99.0
New Zealand	17	9	8	85	1	-	-	96.8	107.4
Other	13	13	13	1	2	(4)	(4)	88.6	128.0

	161	123	121	31	5	(3)	(3)	96.2	102.5

Commercial
Australia	46	34	33	34	(1)	(2)	(2)	104.1	106.2
New Zealand	17	11	10	56	4	1	1	86.8	109.7
Other	22	21	22	7	(3)	-	-	111.0	97.9

	85	66	65	29	-	(1)	(1)	101.0	104.4

Total
Australia	177	135	133	31	1	(1)	(1)	99.2	100.7
New Zealand	34	20	18	69	5	1	1	90.4	107.9
Other	35	34	35	5	(1)	(4)	(4)	98.3	108.9

	246	189	186	30	5	(4)	(4)	97.9	103.1

	General
	Business
	Result
	(based on LTIR)
	2003	2002
	£m	£m

Personal
Australia	11	11
Other Asia Pacific	4	(2)

	15	9

Commercial
Australia	4	3
Other Asia Pacific	5	4

	9	7

Total
Australia	15	14
Other Asia Pacific	9	2

	24	16

Operating Ratio	Personal		Commercial		Total
	2003	2002	2003	2002	2003	2002
	%	%	%	%	%	%

Claims ratio	67.7	73.4	67.9	65.5	67.8	70.6
Expense ratio	28.5	29.1	33.1	38.9	30.1	32.5

	96.2	102.5	101.0	104.4	97.9	103.1

Statistical Analysis	B5

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TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS
Net Premiums Written

		Three Months to 31 March
	2003	2002	2002	Currency
		Adjusted	Original	Inc/dec
	£m	£m	£m	%

United Kingdom	165	322	322	(49)
Europe, Middle East & Africa	65	184	174	(65)
Americas	31	21	27	46
Asia Pacific	54	51	48	6

	315	578	571	(45)

SHAREHOLDERS’ INTEREST IN LONG TERM BUSINESS

		3 Months	3 Months	12 Months
		2003	2002	2002
		(unaudited)	(unaudited)	(unaudited)
		£m	£m	£m

Balance brought forward		1,874	2,503	2,503
Exchange		44	23	(2)
Movements for the year		(49)	(39)	(180)
Dividends and transfers		(4)	(36)	(109)
Capital injections		(15)	3	(49)
Acquisitions		-	6	(136)
Disposals		-	-	(153)

Balance carried forward		1,850	2,460	1,874

The movement for the year in the shareholders’ interest in long term business can be summarised as follows:

		3 Months	3 Months	12 Months
		2003	2002	2002
		(unaudited)	(unaudited)	(unaudited)
		£m	£m	£m

New business		2	(1)	(9)
Expected return		24	36	116
Operating margin		22	12	177

		48	47	284
Assumption changes:
Operating		(98)	(144)	(58)
Economic		4	69	(279)
Investment variances		(24)	(29)	(202)

Gross movement for the year		(70)	(57)	(255)
Tax		21	18	75

Movement for the year		(49)	(39)	(180)

Life Business Result

		Three Months to 31 March
	2003	2002	2002	Currency
		Adjusted	Original	Inc/dec
	£m	£m	£m	%

United Kingdom	22	35	35	(37)
Europe, Middle East & Africa	6	9	8	(29)
Americas	2	2	2	(15)
Asia Pacific	9	12	12	(28)

	39	58	57	(35)
Other items (refer to A11 and A12)	(3)	(3)	(3)	-

	36	55	54	(37)

Statistical Analysis	B6

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	£m	£m	%	£m	£m	%	%

Personal
Household	221	198	11	(19)	(35)	108.5	118.9
Motor	100	125	(20)	(14)	(11)	112.0	109.1
Other	84	81	2	3	3	94.1	96.0

	405	404	-	(30)	(43)	106.7	111.3

Commercial
Property	197	215	(8)	24	3	85.8	95.3
Casualty	80	75	6	4	-	94.2	97.6
Motor	112	118	(4)	9	4	91.5	96.4
Other	49	77	(36)	(17)	(9)	131.3	109.1

	438	485	(10)	20	(2)	94.4	98.8

Total	843	889	(5)	(10)	(45)	100.3	104.5

						General Business Result (based on LTIR)

						2003	2002
						£m	£m

Personal						(3)	(9)
Commercial						68	61

						65	52

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%

Claims ratio		71.9	76.6	69.0	75.8	70.4	76.2
Expense ratio		34.8	34.7	25.4	23.0	29.9	28.3

		106.7	111.3	94.4	98.8	100.3	104.5

Statistical Analysis	B7

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AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

USA	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
	$m	$m	%	$m	$m	%	%

Personal
Household	40	34	18	(5)	5	112.8	90.3
Automobile	162	161	-	2	(2)	98.8	100.9

	202	195	3	(3)	3	101.6	98.4

Commercial
Property	151	126	20	35	12	73.8	87.0
Package	93	93	-	(3)	24	100.1	88.7
Automobile	51	51	-	1	-	101.4	101.3
Workers' comp	227	248	(8)	(10)	(18)	105.5	107.5
General Liability	136	117	(16)	(31)	(44)	126.0	127.9

	658	635	4	(8)	(26)	100.5	103.1

Total	860	830	4	(11)	(23)	100.8	102.0

						General Business Result (based on LTIR)

						2003	2002
						$m	$m

Personal						(10)	16
Commercial						57	52

						67	68

Operating Ratio		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
		%	%	%	%	%	%

Claims ratio		74.7	73.4	74.1	72.7	74.3	72.9
Expense ratio		26.9	25.0	26.4	30.4	26.5	29.1

		101.6	98.4	100.5	103.1	100.8	102.0

Statistical Analysis	B8

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AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

THREE MONTHS TO 31 MARCH

	Net Premiums Written			Underwriting Result		Operating Ratio
	2003	2002	Inc/dec	2003	2002	2003	2002
CANADA	C$m	C$m	%	C$m	C$m	%	%

Personal
Household	55	46	19	2	(3)	99.7	108.0
Motor	126	118	6	(14)	(19)	109.9	115.7

	181	164	10	(12)	(22)	106.1	113.0

Commercial
Property	19	24	(23)	(2)	1	114.4	100.2
Motor	26	44	(41)	(6)	(11)	123.0	124.7
General liability	14	23	(37)	-	(8)	110.7	136.9
Other	9	9	10	1	2	104.6	89.2

	68	100	(31)	(7)	(16)	116.7	116.1

Total	249	264	(6)	(19)	(38)	108.7	114.2

						General Business Result (based on LTIR)
						2003	2002
						C$m	C$m

Personal						4	(6)
Commercial						9	2

						13	(4)

		Personal		Commercial		Total
		2003	2002	2003	2002	2003	2002
Operating Ratio		%	%	%	%	%	%

Claims ratio		80.0	83.4	72.7	78.7	77.6	81.7
Expense ratio		26.1	29.6	44.0	37.4	31.1	32.5

		106.1	113.0	116.7	116.1	108.7	114.2

Statistical Analysis	B9